Contact:  Richard N. Hargraves
                                                        (314) 342-0652

FOR IMMEDIATE RELEASE
October 29, 1998

     Laclede Gas Company today released the attached, unaudited Statement of Consolidated Income for fiscal year 1998 -- the twelve-month period ending September 30, 1998.

     Earnings for fiscal 1998 were $1.58 per share compared with $1.84 per share in fiscal 1997. The 1998 earnings, while lower than 1997 results for reasons detailed below, were higher than earlier expectations. The better-than-anticipated results are largely due to the positive impact of the Company's general rate case, which was recently settled.

     The $.26 per-share decrease in earnings from last year was principally attributable to reduced system sales volumes resulting from weather that was 11% warmer this year than last, and the attendant lower consumption by customers. Expense reductions came from regulatory accounting changes instituted July 1, 1998, as part of the settlement of the Company's rate case, and efforts during the year to control costs.

     Laclede's Annual Report to Share Owners for fiscal 1998 will be mailed to share owners and employees around the middle of December.
















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                                UNAUDITED

STATEMENTS OF CONSOLIDATED INCOME

Laclede Gas Company
and Subsidiary Companies
(In Thousands, Except Per Share Amounts)
                                    Three Months Ended    Twelve Months Ended
                                       September 30,         September 30,
                                      1998       1997       1998       1997
                                      ----       ----       ----       ----
Utility Operating Revenues          $56,543    $60,745    $547,229   $602,832
                                    -------------------   -------------------
 Utility Operating Expenses:
  Natural and propane gas            20,883     23,412     311,759    353,810
  Other operation expenses           20,130     25,248      86,129     90,712
  Maintenance                         4,574      4,573      18,665     18,205
  Depreciation and amortization       5,266      6,509      25,304     25,884
  Taxes, other than income taxes      6,630      6,867      43,773     46,534
  Income taxes                       (2,545)    (4,139)     14,933     17,962
                                    -------------------   -------------------
  Total Utility Operating Expenses   54,938     62,470     500,563    553,107
                                     -------------------   -------------------
Utility Operating Income              1,605     (1,725)     46,666     49,725
Miscellaneous Income and Income
  Deductions - Net                      346        371       2,496      1,829
                                    -------------------   -------------------
Income Before Interest Charges        1,951     (1,354)     49,162     51,554
                                    -------------------   -------------------
Interest Charges:
  Interest on long-term debt          3,347      3,542      14,797     14,169
  Other interest charges              1,809      1,062       6,473      4,919
                                    -------------------   -------------------
    Total Interest Charges            5,156      4,604      21,270     19,088
                                    -------------------   -------------------
Net Income                           (3,205)    (5,958)     27,892     32,466
Dividends on Preferred Stock             24         24          97         97
                                    -------------------   -------------------
Earnings Applicable to Common Stock $(3,229)   $(5,982)   $ 27,795   $ 32,369
                                    ===================   ===================
Average Number of Common
  Shares Outstanding                 17,628     17,558      17,598     17,558

Earnings Per Share of Common Stock    $(.18)     $(.34)      $1.58      $1.84


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